Contact

www.linkedin.com/in/danielbrian (LinkedIn)

Top Skills

Artificial Intelligence (AI)
Digital Marketing
Brand Development

Certifications

Microsoft certified partner for branded TV channels and movie subscription services.

Daniel Brian Cobb

CEO, Daniel Brian Advertising: National Agency for Media and Entertainment Tech. Franchise, Films and Finance Consultant. CMO of MyStreme AI TV.

Detroit Metropolitan Area

Summary

I serve brands that serve families – Family films, franchise, finance, healthcare, retail chains, e-commerce, food & wellness brands that desire to lead their respective categories. I believe brand leadership is not built on analytics and digital tools alone, but on performance against a passionate vision. Our vision is simple...

DBA VISION: "Better Brands for a Better Human Condition"

We've found success in the social economy is a science that follows an authentic contribution to society rather than social manipulation through media. Our goal is to provide true brand value through creative and technology solutions that will grow your double-bottom-line: sales and social impact.

CLIENTS SERVED:
- Rocket Mortgage
- Disney
- Warner Bros.
- Sony
- Coca-Cola
- Chick-fil-A
- Hungry Howie's
- Domino's Pizza
- General Motors
- Wholefoods
- University of Michigan
- Henry Ford Health System
- Cincinnati Children's Hospital
- Meijer
- GlaxoSmithKline
- Valley Children's Healthcare
- Valley Health Plan

- Health Alliance Plan
- Blue Cross Blue Shield
- AstraZeneca
- Pfizer
- Merck
- Flagstar Bank
- Citizens Bank
- Microsoft

DBA RESULTS: We can't manage what we don't measure. Using analytics and optimization, DBA's retail clients grew double digits last year.

Learn more at danielbrian.com or watch the videos below. See Dan speak on his book in the video titled, "Surfing the Black Wave Presentation for Quicken..."

Experience

MyStreme

Chief Marketing Officer, WeGo.One
January 2023 - Present (3 months)
Santa Barbara, California, United States

ARTIFICIAL INTELLIGENCE TV: Every movie, TV show, music & magic in one TV app. One login. One price. One place for all your entertainment.

Daniel Brian Advertising

31 years 1 month

Chief Strategy Officer, CEO
March 1992 - Present (31 years 1 month)
USA

DBA is an advertising and marketing firm headquartered in Rochester, Mich, (near Detroit) with offices in LA and Miami. As a full service ad agency, DBA offers a vast range of capabilities with a unique strength in social media, digital content marketing, TV branded entertainment and rich media Internet solutions.

View video overview at the following link: http://vimeo.com/113548679

Brand Strategy, DBA Healthcare

October 2008 - Present (14 years 6 months)
USA

Forbes Agency Council
Marketing Innovation Thought Leader
April 2016 - Present (7 years)
New York, New York

Author and editor on digital marketing innovation

Campbell Ewald
Art Director
1991 - 1993 (2 years)

Work included creative development for Crowne Plaza Resorts, Continental Airlines, IBM, Ameritech and General Motors.

P&G Marketing
Art Director
1990 - 1991 (1 year)

Work included creative development for Premiere Video, Comfortmaker and Gerber Baby Food.

Education

Michigan State University
Bachelor's Degree, Advertising · (1987 - 1990)

Oral Roberts University
Television Production, Commercial and Advertising Arts · (1986 - 1987)